UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*



                                  Evercel, Inc.
________________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                   299759 10 0
________________________________________________________________________________
                                 (CUSIP Number)

                                February 22, 1999
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


        Check the  appropriate  box to designate the rule pursuant to which this
Schedule is filed:

                           ___  Rule 13d-1(b)
                           _X_  Rule 13d-1(c)
                           ___  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299759 10 0                                          Page 2 of 5 Pages
_____________________                                          _________________



 1 Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

              James D. Gerson
________________________________________________________________________________

 2    Check the Appropriate Box if a Member of a Group   (a) __
      (See Instructions)                                 (b) __
              N/A
________________________________________________________________________________

 3    SEC Use Only

________________________________________________________________________________

 4    Citizenship or Place of Organization

              U.S.
________________________________________________________________________________

                            5    Sole Voting Power

        Number of                        181,715 shares, 6.5%
         Shares             ____________________________________________________
      Beneficially
        Owned by            6    Shared Voting Power
          Each
       Reporting                         10,532 shares, 0.4%
         Person             ____________________________________________________
          With
                            7    Sole Dispositive Power

                                         181,715 shares, 6.5%
                            ____________________________________________________

                            8    Shared Dispositive Power

                                         10,532 shares, 0.4%
________________________________________________________________________________

  9     Aggregate Amount Beneficially Owned by Each Reporting Person

                 216,515 shares
________________________________________________________________________________

  10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares    ___

________________________________________________________________________________

  11    Percent of Class Represented by Amount in Row 9

                7.8%
________________________________________________________________________________

  12    Type of Reporting Person (See Instructions)

                IN
________________________________________________________________________________

Item 1.

         (a)      Name of Issuer

                  Evercel, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  3 Great Pasture Road
                  Danbury, Connecticut  06813

Item 2.

         (a)      Name of Person Filing

                  James D. Gerson

         (b)      Address of Principal Business Office or, if none, Residence

                  c/o Fahnestock and Co.
                  780 3rd Avenue
                  New York, New York  10017

         (c)      Citizenship

                  U.S.

         (d)      Title of Class of Securities

                  Common Stock, par value $.01 per share

         (e)      CUSIP Number

                  299759 10 0

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a:

         Not applicable.

Item 4. Ownership

         As of February 22, 1999, the reporting person was the "beneficial owner" (as defined in Rule 13d-3 of Regulation 13D-G under the Securities
Exchange Act of 1934 (the "Exchange Act")) of over five percent of the outstanding shares of Common Stock of Evercel, Inc. Evercel,

     Inc. granted to its shareholders on February 22, 1999 transferable subscription rights ("Rights") to acquire one additional share of Common Stock for each share held on such date.

         (a)      Amount beneficially owned

                  216,515 shares of Common Stock, including (i) 52,711 shares which may be acquired within 60 days by the reporting person pursuant to the exercise of outstanding Rights granted to him,
                  (ii) 76,293 shares which may be acquired within 60 days by the reporting person pursuant to the exercise of outstanding Rights to be acquired by him by contract, (iii) 12,133 shares held by the reporting person's wife as custodian for two minor children, (iv) 12,133 shares which may be acquired within 60 days by the reporting person's wife as custodian for two minor children pursuant to the exercise of outstanding Rights, (v) 5,266 shares held by a private foundation, of which the reporting person is President and a Director, and (vi) 5,266 shares which may be acquired within 60 days by such private foundation pursuant to the exercise of outstanding Rights.

                  The reporting person disclaims beneficial ownership of the 24,266 shares beneficially owned by the reporting person's wife and the 10,532 shares beneficially owned by the private foundation. In accordance with Rule 13d-4 under the Exchange Act, the filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of
                  Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares held by the reporting person's wife or the shares held by the private foundation.

         (b)      Percent of class

                  7.8% of the approximately 2,778,000 outstanding shares of Common Stock (including the issuance of 1,389,000 additional shares of Common Stock pursuant to the Rights offering, which is subject to a firm commitment underwriting for all shares of Common Stock underlying all Rights granted).

         (c) Number of shares as to which such person has:


                  (i)      Sole power to vote or to direct the vote

                           181,715 shares

                  (ii)     Shared power to vote or to direct the vote

                           10,532 shares

                  (iii)    Sole power to dispose or to direct the disposition of

                           181,715 shares

                  (iv)   Shared power to dispose or to direct the disposition of

                           10,532 shares

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         As described above in Item 4(a), 24,266 shares are beneficially owned by the reporting person's wife as custodian for two minor children and 10,532 shares are beneficially owned by a private foundation. Such shares are subject to the rights of others to receive or direct the receipt of dividends from, or proceeds from the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     Date:  February 25, 1999


                                                     /s/ James D. Gerson
                                                     ___________________
                                                     James D. Gerson